Exhibit 99.2
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
This discussion and analysis should be read in conjunction with Thompson Creek Metals Company Inc.’s (“Thompson Creek” or the “Corporation”) consolidated financial statements and related notes thereto for the years ended December 31, 2007 and 2006 which were prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in US dollars unless otherwise indicated. Additional information on the Corporation is available on SEDAR at www.sedar.com.
Name Changes
In May 2007, the Corporation changed its name to Thompson Creek Metals Company Inc. from Blue Pearl Mining Ltd. Also in May 2007, Thompson Creek Metals Company, the principal subsidiary of the Corporation that was acquired in October 2006, changed its name to Thompson Creek Metals Company USA (“Thompson Creek USA”).
2007 Overview
•	Molybdenum sold in 2007 was 31.0 million pounds, including 12.1 million pounds from the Thompson Creek Mine and 7.4 million pounds from the Corporation’s 75% interest in the Endako Mine, with the remaining sales from the processing of purchased concentrates.

•	The average price realized on molybdenum sales was $28.77 per pound in 2007.

•	Revenue increased by $763,559 in 2007 to $914,402, reflecting ownership of Thompson Creek USA for the full year in 2007 compared to the October 26 to December 31 period post-acquisition of Thompson Creek USA in 2006.

•	Net income was $157,347 or $1.43 per basic and $1.24 per diluted common share.

•	Long-term debt borrowed for the acquisition of Thompson Creek USA was reduced by $165,765 to $236,090 at year end.

•	$100,000 contingent purchase price payment was recorded as a liability at December 31, 2007 and paid to the former owners of Thompson Creek USA in January 2008.

•	The first of a two-part re-evaluation of Thompson Creek Mine increased estimated mineral reserves to 213.5 million pounds of contained molybdenum and indicates a remaining 10-year mine life.

•	A re-evaluation of Endako Mine increased the Corporation’s 75% interest in estimated mineral reserves to 233.0 million pounds of contained molybdenum and significantly extended the mine life to 27 years based on current mining rates.

•	A positive feasibility study on increasing milling capacity at the Endako Mine was completed and is under review by the Corporation and the other Endako Mine joint venture participant.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Introduction
Thompson Creek acquired Thompson Creek USA on October 26, 2006. The operations acquired were the Thompson Creek Mine (mine and mill) in Idaho, a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (mine, mill and roaster) (“Endako Mine”) in British Columbia, and the Langeloth metallurgical facility in Pennsylvania. This acquisition transformed the Corporation into one of the world’s largest publicly traded molybdenum producers with vertically integrated mining, milling, processing and marketing operations. Prior to this acquisition the Corporation had no active mining operations.
The Corporation acquired the Davidson molybdenum property (“Davidson Project”) in British Columbia in 2005. It has been developing this project since that time and in March 2008 a positive feasibility study was completed. Synergies are expected to be realized by trucking Davidson Project ore to the Endako Mine for milling and roasting, eliminating the need for these facilities at the Davidson Project.
Selected Annual Information
(Unaudited )

	2007	2006	2005
Operations
Molybdenum sold (000’s lb) [1]	30,969	5,737	—
Molybdenum production from mines (000’s lb) [2]	16,366	3,846	—
Realized price ($/lb)	$28.77	$25.74	$—
Weighted-average cash operating expenses ($/lb) [3]	$8.39	$6.29	$—
Financial
Revenue	$914,402	$150,843	$—
Net income (loss)	$157,347	$(20,643)	$(4,113)
Net income (loss) per share
- basic	$1.43	$(0.36)	$(0.13)
- diluted	$1.24	$(0.36)	$(0.13)
Cash flow provided by (used in) operating activities	$182,551	$75,444	$(2,723)
Cash and cash equivalents	$113,692	$98,059	$6,915
Total assets	$1,109,722	$899,912	$8,397
Total long-term debt	$237,420	$397,806	$—
Total liabilities	$622,080	$675,861	$1,541
Shareholders’ equity	$487,642	$224,051	$6,856
Shares outstanding (000’s)	113,364	100,528	43,079

[1]	Includes molybdenum from mines and molybdenum processed from purchased concentrate at the Langeloth facility and resold.

[2]	Includes molybdenum produced at Thompson Creek Mine and the Corporation’s share of the Endako Mine production; excludes molybdenum produced from purchased concentrate.

[3]	Weighted-average of Thompson Creek Mine and Endako Mine cash operating costs; excludes the effect of purchase price adjustments recorded on acquisition of Thompson Creek USA. See Non-GAAP Financial Measures – Cash Operating Expenses for additional information.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Non-GAAP Financial Measures – Cash Operating Expenses
Throughout this management’s discussion and analysis reference is made to cash operating expenses and cash operating expenses per pound. Cash operating expenses and cash operating expenses per pound are considered a key measure by Thompson Creek in evaluating the Corporation’s operating performance. Cash operating expenses are not a measure of financial performance, nor does it have a standardized meaning prescribed by generally accepted accounting principles (“GAAP”) and may not be comparable to similar measures presented by other companies. The Corporation’s management believes this non-GAAP measure provides useful supplemental information to investors in order that they may evaluate the Corporation’s financial performance using the same measures as management, and that as a result, the investor is afforded greater transparency in assessing the financial performance of the Corporation. Non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with GAAP.
The following table provides a reconciliation of cash operating expenses and cash operating expenses per pound, by mine, and operating expenses included in the Corporation’s consolidated statements of income (loss) in the determination of net income.

		2007			2006
		Pounds			Pounds
	Operating	Sold [1]		Operating	Sold [1]
	Expenses	(000’s lbs)	$/lb	Expenses	(000’s lbs)	$/lb
Thompson Creek Mine
Cash operating expenses [2]	$100,708	12,064	$8.35	$14,711	2,529	$5.82
Inventory purchase price adjustment [3]	30,997			48,324

	131,705			63,035

Endako Mine

Cash operating expenses	$62,612	7,413	$8.45	$12,193	1,745	$6.99
Inventory purchase price adjustment [3]	—			20,608

	$62,612			$32,801

Other Operations	360,171	11,492		43,279	1,463

Operating expenses – consolidated	$554,488	30,969		$139,115	5,737

Weighted-average cash operating expenses [4]	$163,320	19,477	$8.39	$26,904	4,274	$6.29

[1]	Pounds of molybdenum sold.

[2]	Excludes stripping costs deferred at Thompson Creek Mine in 2007. [3] On acquisition of Thompson Creek USA an accounting adjustment was made to increase the carrying value of the product inventory on hand at that date to its estimated fair value. This non-cash adjustment was charged to operating expenses in 2006 as the inventory was sold.

[3]	On acquisition of Thompson Creek USA an accounting adjustment was made to increase the carrying value of the product inventory on hand at that date to its estimated fair value. This non-cash adjustment was charged to operating expenses in 2006 as the inventory was sold.

[4]	Weighted-average of Thompson Creek Mine and Endako Mine cash operating costs; excludes the effect of purchase price adjustments recorded on acquisition of Thompson Creek USA.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Operations
Thompson Creek Mine
The Corporation’s Thompson Creek Mine and mill are located near Challis, in central Idaho. Mining is done by conventional open pit methods utilizing electric-powered shovels and 180-tonne haul trucks. The property covers 8,500 hectares with all the necessary permits, water, power, easements and rights-of-way to allow operations. The mill has a capacity of 27,000 tonnes per day and operates with a crusher, SAG mill, ball mill and flotation circuit.
The table that follows presents a summary of Thompson Creek Mine’s operating and financial results for 2007 and 2006. Amounts for 2006 include results for the period subsequent to the Corporation’s acquisition of Thompson Creek USA, from October 26 to December 31, 2006.

	2007	2006
Operations
Mined (000’s ore tonnes)	6,659	899
Milled (000’s tonnes)	8,047	883
Grade (% molybdenum)	0.06	0.14
Recovery (%)	82.1	90.0
Molybdenum production (000’s lb)	9,269	2,473
Molybdenum sold (000’s lb)	12,064	2,529
Realized price ($/lb)	$27.69	$26.33
Cash operating expenses ($/lb) [1]	$8.35	$5.82

Financial
Molybdenum sales	$334,011	$66,583

Operating expenses	131,705	66,313
Selling and marketing	3,950	252
Depreciation, depletion and amortization	19,643	1,330
Accretion	1,275	11

	156,573	67,906

Income (loss) from mining and processing	$177,438	$(1,323)

[1]	Excludes the effect of purchase price adjustments recorded on acquisition of Thompson Creek USA. See Non-GAAP Financial Measures – Cash Operating Expenses for additional information.
Molybdenum sold from the Thompson Creek Mine increased by 9,535,000 pounds or 377% in 2007 compared to 2006 as a result of owning the mine for the full year rather than only the post-acquisition period in 2006. Mining transitioned from Phase 5 to the new Phase 6 area in 2007, and some of the ore milled during the transition came from a low grade stockpile. While actual molybdenum production increased in 2007, it was less than planned as a result of inability to maintain access to high-grade ore from Phase 5, poorer than planned quality of the low grade stockpile ore processed in the year and a delay in stripping activity for Phase 6. These factors negatively impacted recovery, grade and mill throughput, which reduced molybdenum production compared to planned production for 2007. Realized prices increased by $1.36 per pound in 2007 compared to 2006.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
The first of a two-part reserve re-evaluation for the Thompson Creek Mine was completed as of September 2007. This study assumed a long-term molybdenum price of $10.00 per pound and estimated proven and probable mineral reserves at 98.8 million tonnes with an average molybdenum grade of 0.098% containing 213.5 million pounds of molybdenum (proven reserves: 39.2 million tonnes at an average grade of 0.104% molybdenum; probable reserves: 59.5 million tonnes at an average grade of 0.094% molybdenum). The mine plan for these mineral reserves estimates a 10-year production life. The previous reserve used a long-term molybdenum price of $5.00. This first part of the study used existing information from previous drilling and the current mine plan to estimate new mineral reserves. Work on the second part of this reserve analysis continues with development drilling and geologic model review with the intent of expanding the mineral reserves and extending the mine life further. This information will be used to complete the final part of this reserve study in 2008.
Endako Mine
The Corporation has a 75% interest in the Endako open-pit mine, mill and roaster which is located near Fraser Lake, British Columbia. The mine property covers 7,741 hectares and has the necessary permits and ancillary facilities to allow current operations. The infrastructure includes a 28,000 tonne per day mill and a 14,000 to 16,000 kilogram per day multiple-hearth roaster.
The table that follows presents a summary of the Corporation’s 75% share of the Endako Mine’s operating and financial results for 2007 and 2006. Amounts for 2006 include results for the period subsequent to the Corporation’s acquisition of Thompson Creek USA, from October 26 to December 31, 2006.

	2007	2006
Operations
Mined (000’s ore tonnes)	7,499	1,320
Milled (000’s tonnes)	7,356	1,129
Grade (% molybdenum)	0.06	0.06
Recovery (%)	72.7	75.7
Molybdenum production (000’s lb)	7,097	1,373
Molybdenum sold (000’s lb)	7,413	1,745
Realized price ($/lb)	$28.26	$24.23
Cash operating expenses ($/lb) [1]	$8.45	$6.99

Financial
Molybdenum sales	$209,492	$42,275

Operating expenses	62,612	32,801
Selling and marketing	2,518	842
Depreciation, depletion and amortization	18,475	1,450
Accretion	381	4

	83,986	35,097

Income from mining and processing	$125,506	$7,178

[1]	Excludes the effect of purchase price adjustments recorded on acquisition of Thompson Creek USA. See Non-GAAP Financial Measures – Cash Operating Expenses for additional information.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
The Corporation’s share of molybdenum sold from the Endako Mine increased by 5,668,000 pounds or 325% in 2007 compared to 2006 as a result of owning the mine for the full year rather than only the post-acquisition period in 2006. While actual molybdenum production increased in 2007, it was less than planned. A rock slide occurred on the south wall of the Endako Pit in November 2007, resulting in the relocation of mining operations to the Denak Pit. The mill continued to operate, with ore being delivered to the mill from ore stockpiles and the Denak Pit. Due to the slide and also as a result of lower than expected ore grade and recovery rate, and difficulty in feeding wet, frozen ore into the mill in December, ore tonnage processed in that month was reduced. Realized prices increased by $4.03 per pound in 2007 compared to 2006.
Proven and probable ore reserve estimates were revised upwards in July 2007, indicating the Corporation’s share of mineral reserves were 207.0 million tonnes with an average molybdenum grade of 0.051% containing 233.0 million pounds of molybdenum (proven reserves: 84 million tonnes at an average grade of 0.053% molybdenum; probable reserves: 123 million tonnes at an average grade of 0.049% molybdenum). The revised mineral reserves were estimated using an assumed long-term molybdenum price of $10.00 per pound. Using the revised mineral reserves, at current production rates the Endako mine life is estimated to be 27 years. Previous reserve estimates were based on a molybdenum price of $3.50 per pound.
A detailed feasibility study that examined the possible expansion of the Endako mill to 50,000 tonnes per day from its current operation at 28,000 tonnes per day was completed in 2007. The study indicated the Corporation’s share of the capital cost, in addition to ongoing capital expenditures, would be $280,000 and a potential positive return on investment. The Corporation and the other joint venture participant are reviewing the study and a decision is expected in 2008.
Other Operations
The Corporation operates a metallurgical facility located in Langeloth, near Pittsburgh, Pennsylvania. Roasting capacity is approximately 35 million pounds per year. The facility consists of six multi-hearth roasters. The Thompson Creek Mine production provides much of the feed source for these roasters and the costs of processing Thompson Creek Mine material are included in Thompson Creek Mine operating expenses.
Other Operations include the processing activities at the Langeloth facility, excluding the processing of Thompson Creek Mine material. The Corporation purchases molybdenum concentrate from third parties for processing at the Langeloth metallurgical facility. These purchases are made to improve operating efficiency by increasing capacity utilization at the Langeloth facility and to maintain customers with a continuing molybdenum supply, especially in periods when molybdenum produced from the Corporation’s mining operations is low. The Corporation also processes molybdenum and certain other metals for other parties on a tolling, or cost-per-unit processed, basis.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
The table that follows presents a summary of Other Operations’ operating and financial results for 2007 and 2006. Amounts for 2006 include results for the period subsequent to the Corporation’s acquisition of Thompson Creek USA, from October 26 to December 31, 2006.

	2007	2006
Operations
Molybdenum sold from purchased concentrate (000’s lb)	11,492	1,463
Realized price on molybdenum sold from purchased concentrate ($/lb)	$30.25	$26.53
Toll roasted molybdenum (000’s lb)	13,070	1,999
Roasted metal products processed (000’s lb)	27,698	5,682

Financial
Molybdenum sales	$347,598	$38,818
Tolling and calcining	23,301	3,167

	370,899	41,985

Operating expenses	360,171	40,001
Selling and marketing	2,574	145
Depreciation, depletion and amortization	9,979	1,812

	372,724	41,958

(Loss) income from mining and processing	$(1,825)	$27

Molybdenum sold from purchased concentrates, toll roasted molybdenum and roasted metal products processed increased by 686%, 554% and 387%, respectively, in 2007 compared to 2006 as a result of the Corporation owning the Langeloth facility for the full year in 2007 compared to only the post-acquisition period in 2006.
Davidson Project
An independent engineering firm is preparing a feasibility study on the Davidson molybdenum deposit, located near Smithers, British Columbia. The proposed underground mine has been designed to produce an average of 2,000 tonnes of high-grade ore per day. The main components of the project include: the underground mine, an ore load out facility, a 7.2 kilometre haul road and a water treatment plant and discharge line. The Davidson Project ore will be transported to the Endako Mine for processing. Discussions on the sale of a portion of the Davidson Project are underway with the other participant in the Endako joint venture.
The Davidson Project will require approvals from provincial and federal regulators for construction and operation of the mine. Obtaining these approvals will be the focus of activities on Davidson for 2008.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Markets
Thompson Creek produces primarily molybdenum products. The products produced cover most of the range of molybdenum products available in the market.
The largest consumption of molybdenum occurs as a metallurgical alloy in the production of certain steels. Molybdenum is added as an alloy to enhance the steel’s high temperature strength, to impart hardness, toughness and to improve the weldability of steel, and to improve their anti-corrosive characteristics. Molybdenum is an important ingredient in high-performance stainless steel and other alloys. Molybdenum is also used in chemical products such as lubricants and pigments and as a catalyst to reduce sulfur in refined petroleum products.
Molybdenum demand has grown at an average of approximately 4% a year over the last 20 years and the world consumption is now in excess of 440 million pounds annually. Demand growth stems from the demand for the industrial capital goods sector especially from the oil and gas industry where it is used in pipeline steel, drill steel, and ocean platforms, as well as a desulfurization catalyst in petroleum refining. Other industrial sectors important to the future demand for molybdenum include aircraft manufacturing, shipbuilding, nuclear and coal power generation, and desalination plants among others. Given expectations of continued strong growth in energy investments and a continuation of global economic expansion, especially in China, the demand for molybdenum consumption is expected to continue to grow at its historic rate, or greater.
Molybdenum supply is expected to be constrained over the next couple of years. Approximately 60% of the world’s molybdenum production comes from by-product production at certain copper mines. While some of these mines are expecting to increase molybdenum production in the coming years, others have forecast lower production. Many have been mining areas of higher grade molybdenum within their mines over the last two or three years to take advantage of the recent increase in molybdenum prices. However, these mines are unable to indefinitely maintain this high-grade molybdenum activity due to the nature of their ore bodies. Other operators have announced construction of molybdenum recovery circuits that will add small amounts to the supply. One major operator has announced a mine reopening but it is not expected to start producing until 2010 at the earliest. There are also potential additional sources of molybdenum from new primary mine construction. Many of the significant deposits are held by mining companies that do not have the financial strength to finance mine development without assuming considerable debt, and it may be difficult for these entities to obtain the necessary financing, partly due to the lack of forward markets to hedge the molybdenum price. The time required to complete construction related to the development of new sources may be considerable therefore supply may not be available from these sources for several years to come.
China is a large producer and, increasingly, a large consumer of molybdenum. China has significant molybdenum resources and produces more than 20% of the world’s annual supply. China has been a major exporter of molybdenum for the past ten years. The level of exports, however, has recently been declining and this trend is expected to continue as a result of both the increased internal demand for molybdenum within China and also due to Chinese government regulations that have both restricted exports by quotas and increased export taxes on molybdenum products.
The price of molybdenum, which averaged $4.50 per pound between 1994 and 2004, peaked at $40.00 per pound in June 2005 and has since moderated slightly. In 2006, the average price of molybdenum was approximately $25.00 per pound and in 2007 the price strengthened, averaging just over $30.00 per pound for the year. Barring a worldwide recession, demand for molybdenum is expected to continue to

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
grow. And, in the absence of new supply coming from China as well as the numerous constraints on production growth outside of China, the price of molybdenum is expected to remain relatively strong for the near-term, if not longer.
Financial Review
Acquisition of Thompson Creek USA
On October 26, 2006, the Corporation acquired Thompson Creek USA, a private company with producing molybdenum mines and processing facilities in Canada and the United States. On closing, the Corporation paid $575,000 in cash for all of the outstanding shares of Thompson Creek USA. Subsequent to the closing date, the Corporation paid an additional $61,529 related to certain acquired accounts receivable pursuant to the acquisition agreement In addition, at December 31, 2007, the Corporation had recorded an amount of $100,000 as contingent consideration payable on this acquisition based on the market price of molybdenum during 2007. This amount was settled in cash in January 2008. The Corporation may also be responsible for a further contingent payment in early 2010 of $25,000 if the average price of molybdenum exceeds $15 per pound in 2009.
This acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. A preliminary allocation was made at October 26, 2006, and subsequently finalized during the year ended December 31, 2007. Estimated fair values have been based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. As the purchase price exceeded the fair value of the net identifiable assets acquired, the Corporation has recorded goodwill of $121,605 on this transaction.
Prior to this acquisition, the Corporation’s mining assets were limited to the Davidson Project which is presently in the development stage.
Income Statement
Revenues increased by $763,559 in 2007 compared to 2006. The Corporation sold an additional 25,232,000 pounds of molybdenum in 2007 compared to 2006 as a result of owning Thompson Creek USA and its operations for the full year in 2007 rather than the October 26 to December 31 period in 2006. The average realized molybdenum price in 2007 was $28.77 per pound or $3.03 per pound more than in 2006, which also contributed to the increased revenues.
Operating expenses increased by $415,373 in 2007 largely as a result of the 25,232,000 pound increase in molybdenum sold as a result of owning Thompson Creek USA and its operations for the full year in 2007 rather than the October 26 to December 31 period in 2006. Operating expenses also included $30,997 in 2007 related to the inventory portion of the Thompson Creek USA purchase price adjustment compared to $68,932 in 2006. These non-cash costs are the fair value adjustments allocated to inventory on hand at the acquisition date.
Depreciation, depletion and amortization increased by $43,456 in 2007 compared to 2006. This increase is primarily a result of owning Thompson Creek USA and its operations for the full year in 2007 rather than the October 26 to December 31 period in 2006, and the purchase price adjustment allocated to property, plant and equipment and the related depreciation, depletion and amortization recorded thereon in the current year.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
General and administrative expense was $11,301 higher in 2007 and resulted from increased corporate activities related to the ownership of Thompson Creek USA for the full year in 2007.
Interest and finance fees increased by $33,272 in 2007 compared to 2006. The Corporation borrowed $401,855 in October 2006 to partially fund the purchase of Thompson Creek USA. Most of the interest in 2006 related to this loan balance. Interest expense in 2007, while more than 2006, was lower than planned as the Corporation made significant principal prepayments and reduced the principal outstanding to $236,090 at December 31, 2007.
Exploration and development expenses were $4,585 in 2007 and $8,635 in 2006. These expenses are mostly Davidson Project costs which vary from year to year according to the type of activity being undertaken. In 2007, the Corporation recorded a credit of $1,871 against this expense related to a refundable exploration tax credit.
Stock-based compensation increased by $1,759 in 2007 over 2006. The number of stock options issued declined in 2007, however the Corporation’s higher share price resulted in an increased cost being assigned to each option awarded in the year. In addition, current year amounts include the amortization of costs related to options awarded in 2006.
Income and mining taxes for 2007 totalled $70,966 or 31% of income before income and mining taxes. For 2006, the income and mining taxes recovery was $8,272 or 29% of the loss before income and mining taxes. The effective tax rate for 2007 was positively affected by a reduction in tax rates enacted in Canada which had the effect of reducing the Corporation’s future tax liabilities by $8,200.
Cash Flows
Cash from operating activities provided $182,551 in 2007 and $75,444 in 2006. The increased cash flow was mainly a result of owning Thompson Creek USA and its operations throughout 2007 rather than only from October 26 to December 31, 2006.
Investing activities used $53,233 in 2007, including $34,174 for deferred stripping at the Thompson Creek Mine and $14,593 in property, plant and equipment additions at all operations. Investing activities required $605,315 in 2006 which was almost entirely related to the purchase of Thompson Creek USA.
Financing activities required $117,368 in 2007. Significant debt repayments amounting to $168,216 were made. Common shares issued raised $50,848. Financing activities generated $621,516 in 2006. The Corporation issued 57,449,048 shares and 25,319,541 warrants to raise $233,701 mainly through a prospectus offering completed in connection with the Thompson Creek USA purchase. Long-term debt of $401,856 was borrowed to partially finance the Thompson Creek USA purchase and finance fees of $13,673 were incurred to raise this debt.
Liquidity and Capital Resources
During 2007, cash and cash equivalents increased by $15,633 to $113,692 at December 31, 2007. The Corporation also has a $22,500 revolving credit facility available as part of its long-term debt financing arrangement. This revolving credit facility matures October 26, 2011 and bears interest on outstanding balances at LIBOR plus 475 basis points. At December 31, 2007, this revolving credit facility was not drawn.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
At December 31, 2007, the Corporation had recorded a liability of $100,000 for a contingent purchase price payment to the former owners of Thompson Creek USA. A cash payment was made in January 2008 to settle this obligation. The Corporation may be responsible for a further contingent payment in early 2010 of $25,000 if the average price of molybdenum exceeds $15 per pound in 2009.
A positive feasibility study has been prepared for the expansion of the Endako mill that shows the Corporation’s share of capital costs, in addition to ongoing capital expenditures, would be $280,000. A feasibility study is also being prepared for the Davidson Project. The Corporation expects to make a decision on both of these projects in 2008. Capital expenditures are expected on both projects in 2008 if the projects are approved. Additional capital is also planned for the Corporation’s other operations in 2008. Capital expenditures for 2008 are expected to exceed the $15,000 limit specified in the Corporation’s debt agreement. The Corporation is considering alternatives to address this limitation, including seeking a waiver from the current lenders or new financing arrangements.
Outlook
The molybdenum price on world markets is the single most important variable affecting the cash flow and profitability of the Corporation. Management expects that molybdenum prices will remain strong in the near term.
Molybdenum production of between 16.5 and 17.0 million pounds at an operating cost of $6.00 to $6.50 per pound is expected from the Thompson Creek Mine in 2008. The Corporation’s 75% share of the Endako Mine production is expected to be from 6.5 to 7.5 million pounds at an operating cost of $9.50 to $10.25 per pound. This production profile and the strong current market price for molybdenum are expected to allow the Corporation to meet its cash requirements for operations, capital expenditures, and debt payments during 2008.
Ore mineral reserves were recalculated and increased at both operating mines during 2007 using a long-term price of $10.00 per pound for molybdenum sales. Proven and probable reserve estimates were revised at the Endako Mine and the mine life, using current milling rates, was extended to 27 years. Exploration drilling is underway in the vicinity of the Endako Mine. The Thompson Creek Mine proven and probable reserve estimates were also revised and the mine plan was extended to 10 years. Thompson Creek Mine continues to work on development drilling and reserve analysis to complete the second stage of its reserve study.
In addition to the extended mine life at the current operating mines, development of the Davidson Project continues. The Davidson deposit is Canada’s largest undeveloped molybdenum deposit. A feasibility study is being prepared to examine the mining of 2,000 tonnes of high-grade ore per day from the deposit and the shipping of this ore to the Endako mill for processing. The Corporation expects to make a decision on the project in 2008. Efforts to secure permitting for the project are ongoing.
A feasibility study that examined the expansion of the Endako mill was also completed in 2007. The study indicated there are potential positive returns on an investment of this nature. The Corporation and the other joint venture participant are reviewing the study and a decision is expected in 2008.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Sensitivity Analysis
The effect of a $1.00 per pound change in the price of molybdenum on 2008 net income and diluted earnings per share, based on the Corporation’s plan, is approximately $15,300 and $0.12, respectively.
The effect of a $0.01 change in the Canadian/US dollar exchange rate on 2008 net income and diluted earnings per share, based on the Corporation’s plan, is approximately $1,000 and $0.01 respectively.
Related Party Transactions
The Corporation has a 75% interest in the Endako Mine joint venture. The other participant in the joint venture is a related party as they jointly control significant assets. Consolidated sales to members of a group of companies affiliated with the other participant in the Endako Mine joint venture were $176,109 for the year ended December 31, 2007, representing 19.2% of the Corporation’s total revenues for 2007 (2006 — $21,106 and 14.0%, respectively). For the year ended December 31, 2007, the Corporation recorded management fee income of $676 (2006 — $176) and selling and marketing costs of $1,374 (2006 — $316) from this group of companies.
Commitments and Contingencies
As discussed above, in connection with the acquisition of Thompson Creek USA, the Corporation entered into the First Lien and Second Lien credit facility loan agreements. During the first quarter of 2007, the Corporation repaid the Second Lien credit facility. The First Lien credit facility requires quarterly principal payments. In addition to the regular principal payments, the Corporation is required to make additional principal payments upon the issuance of any new equity subsequent to the acquisition of Thompson Creek USA. In 2007, the Corporation made additional principal payments of $34,051 with proceeds from equity issuances. This agreement requires additional principal payments each year if cash flows, as defined in the loan agreement, in the year exceed the operating requirements of the Corporation. In 2007, no additional payments were required under this term of the loan agreement. This loan is scheduled to mature on September 30, 2012.
In April 2007, the Corporation entered into an interest rate protection agreement, as required under the First Lien credit facility. As a result of the agreement, the Corporation has capped the underlying LIBOR rate on a portion of the First Lien principal at 6.0%. At December 31, 2007 the principal amount covered under this agreement was $116,500. The LIBOR rate at December 31, 2007 was 4.6%.
The Corporation has entered into variable-rate loan agreements to finance the purchase of certain mining equipment. The mining equipment is pledged as collateral for the loans. Each of these loans requires regular principal repayments and mature no later than 2010. These loans bear interest at LIBOR plus 200 basis points. As at December 31, 2007, the interest rate for these loans was 6.6%.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Maturities of long-term debt obligations are as follows:

	First Lien	Equipment
	Senior	Loans	Total
Year ending December 31:
2008	$66,818	$2,704	$69,522
2009	66,818	2,898	69,716
2010	44,545	1,165	45,710
2011	31,182	—	31,182
2012	26,727	—	26,727
Thereafter	—	—	—

	$236,090	$6,767	$242,857

On acquisition of Thompson Creek USA, the Corporation has assumed an agreement with a company affiliated with the other participant in the Endako joint venture in which the Corporation will sell up to 10% of certain production from the Thompson Creek Mine. The price to be paid will vary depending on the production costs and the market price of molybdenum. The Corporation expects to sell approximately 8.0 million pounds of molybdenum from 2007 to 2011 under the terms of this agreement. One million pounds in each of the four years, 2008 through to 2011, will be sold at a price as determined by the agreement not to exceed $7.50 per pound. The remainder of the expected sales will be sold at a discount to the market price at the time of the sale. At the December 31, 2007 market price of $32.38 per pound and current expected costs, this discount would be approximately $3.74 per pound.
In addition to the above noted contract, the Corporation has entered into agreements in which it has committed to sell specified amounts of molybdenum from 2008 to 2011 at fixed prices. At December 31, 2007, the Corporation has committed to sell approximately 2.2 million pounds from 2008 through to 2011 at an average price of $22.52 per pound.
The Corporation enters into forward currency contracts in order to reduce the impact of certain foreign currency fluctuations related to the operations of Endako. The forward currency contracts provide protection to the Corporation from fluctuations in the Canadian dollar. The terms of the contracts are less than one year. At December 31, 2007 the Corporation had open forward exchange contracts with a total commitment to purchase Cdn$21,000 at an average rate of US$1.04.
In January 2008, the Corporation paid $100,000 to the vendors of Thompson Creek USA under a contingent payment clause of the purchase agreement. In early 2010, the Corporation may also be responsible for a further contingent payment of $25,000 if the average 2009 molybdenum price exceeds $15.00 per pound.
In the normal course of operations, the Corporation enters into agreements for the purchase of molybdenum. As at December 31, 2007, the Corporation had commitments to purchase approximately 9.5 million pounds of molybdenum (2006 — 10.4 million pounds), including approximately 6.7 million pounds in 2008 and 1.4 million pounds in each of 2009 and 2010.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Risk and Uncertainties
Commodity Prices
The Corporation’s profitability is based on the production and sale of molybdenum products. The profitability will be significantly impacted by changes in the market price for molybdenum and in the change in the exchange rate of the US dollar relative to the Canadian dollar. The Corporation has not entered into any forward sales agreements in respect to the sale of molybdenum, other than with the other participant in the Endako joint venture and certain agreements for small quantities of sales. The Corporation has entered into and continues to enter into agreements to fix the US dollar to Canadian dollar exchange rate. The Corporation does not consider these agreements to be accounting hedges.
Mineral Reserves and Resources
Mineral reserves and resources are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the expected level of recovery will be realized. The ore grade recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed metal prices and operating costs. Changes in mine operating and processing costs, changes in ore grade and decline in the market price of molybdenum may render some or all of the mineral reserves uneconomic.
Capital Markets
Changes to the market price of molybdenum and assumptions concerning future operating expenses may make capital more costly or unavailable to the Corporation. The Corporation’s current credit facilities specify an annual limit of $15,000 on capital expenditures. The Corporation expects to exceed this limit in 2008 and is considering alternatives to address this limitation, including seeking a waiver from the current lenders or new financing arrangements.
Construction
The construction of a new mine is dependent on financing, construction companies and personnel, weather and government permits. If the Corporation is unable to access each of these in a timely manner, construction could be delayed or require significant additional costs to complete in a timely manner. Increases in the cost of machinery, equipment, personnel and other construction materials may affect the economic viability and profitability of developing new resources.
Environmental, Health and Safety
The Corporation’s operations are subject to environmental regulations in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance and more stringent environmental assessments of proposed projects. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations.
Mineral ores and mineral products including molybdenum ore and molybdenum products contain naturally occurring impurities and toxic substances. Although the Corporation has implemented procedures that are designed to identify, isolate and safely remove or reduce such impurities and substances, such procedures require strict adherence and no assurance can be given that employees, contractors or others will not be exposed to or affected by such impurities and toxic substances, which may attract liability to the Corporation. A risk to the operation of the

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Thompson Creek Mine, the Endako Mine, and the Langeloth metallurgical facility is that standard operating procedures may not identify, isolate and safely remove or reduce such substances. The Corporation is aware that both careful monitoring and effective control are paramount but there is still a risk that the presence of impurities or toxic substances in the Corporation’s product may result in such product being rejected by the Corporation’s customers or penalties being imposed due to such impurities. Such incidents could require remedial action and could result in curtailment of operations.
Legislation requiring manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be used without negatively affecting health or the environment may impact the Corporation’s operations and markets. These potential compliance costs, litigation expenses, regulatory delays, remediation expenses and operational costs could negatively affect the Corporation’s financial results.
Currency Rates
Results of the Corporation’s Canadian mining operations are affected by the US dollar exchange rate. A weaker US dollar causes the Corporation’s Canadian dollar denominated costs to increase subject to protection in place through our currency hedging program.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Summary of Quarterly Results
(Unaudited)

2007
	Q1	Q2	Q3	Q4	Total
Operations
Molybdenum sold (000’s lb)	10,485	8,154	6,113	6,217	30,969
Molybdenum production (000’s lb)	5,433	4,466	3,024	3,443	16,366
Realized price ($/lb)	$25.57	$29.59	$32.05	$31.08	$28.77
Cash operating expenses ($/lb) [1]	$8.27	$6.16	$9.09	$11.51	$8.39

Financial
Revenue	$267,967	$247,784	$200,856	$197,795	$914,402
Income from mining and processing	$88,081	$104,126	$60,906	$47,915	$301,028
Net income	$47,735	$56,799	$23,948	$28,865	$157,347
Net income per common share
- basic	$0.46	$0.51	$0.21	$0.25	$1.43
- diluted	$0.43	$0.45	$0.18	$0.22	$1.24
Cash flow from operating activities	$105,059	$359	$31,426	$45,707	$182,551

2006
	Q1	Q2	Q3	Q4	Total
Operations
Molybdenum sold (000’s lb)	—	—	—	5,737	5,737
Molybdenum production (000’s lb)	—	—	—	3,846	3,846
Realized price ($/lb)	$—	$—	$—	$25.74	$25.74
Cash operating expenses ($/lb) [1]	$—	$—	$—	$6.30	$6.30

Financial
Revenue	$—	$—	$—	$150,843	$150,843
Income from mining and processing	$—	$—	$—	$5,744	$5,744
Net loss	$(2,481)	$(2,855)	$(2,795)	$(12,512)	$(20,643)
Net income per common share
- basic	$(0.06)	$(0.06)	$(0.06)	$(0.14)	$(0.36)
- diluted	$(0.06)	$(0.06)	$(0.06)	$(0.14)	$(0.36)
Cash flow from operating activities	$(3,672)	$(2,751)	$(3,288)	$85,155	$75,444

[1]	Weighted-average of Thompson Creek Mine and Endako Mine cash operating costs; excludes the effect of purchase price adjustments recorded on acquisition.
Analysis of 2007 Fourth Quarter Results
Molybdenum sold increased by 480,000 pounds — or 8% due to the Corporation owning Thompson Creek USA for the entire fourth quarter in 2007 rather than only the post-acquisition period in the 2006 fourth quarter. Production from both mines was lower in the 2007 fourth quarter compared to the 2006 fourth quarter as discussed below and the increased pounds sold were produced from purchased concentrate. Earnings from mining and processing increased by $42,171 in the 2007 fourth quarter as the 2006 fourth quarter absorbed a non-cash purchase price adjustment of $69,932 in operating expenses related to a fair-value increase in inventory acquired with the purchase of Thompson Creek USA. Cash from operating activities declined by $37,139 in the 2007 fourth quarter, primarily due to a 26% decline in sales of product produced from the Corporation’s mines in the current year period.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Thompson Creek Mine — Three Months Ended December 31, 2007 and 2006

	2007	2006
Operations
Mined (000’s ore tonnes)	3,420	899
Milled (000’s tonnes)	2,234	883
Grade (% molybdenum)	0.05	0.14
Recovery (%)	84.4	90.0
Molybdenum production (000’s lb)	1,953	2,473
Molybdenum sold (000’s lb)	1,444	2,529
Realized price ($/lb)	$29.47	$26.33
Cash operating expenses ($/lb) [1]	$14.18	$5.82

Financial
Molybdenum sales	$42,555	$66,583

Operating expenses	21,884	66,313
Selling and marketing	392	252
Depreciation, depletion and amortization	3,120	1,330
Accretion	354	11

	25,750	67,906

Income (loss) from mining and processing	$16,805	$(1,323)

[1]	Excludes the effect of purchase price adjustments recorded on acquisition.
Molybdenum sold declined by 1,085,000 pounds or 43% even though the Corporation owned the Thompson Creek Mine for the entire fourth quarter in 2007 rather than only the post-acquisition period in the fourth quarter of 2006. Ore processed in the 2007 fourth quarter came primarily from stockpiled material and, increasingly from Phase 6 ore as waste stripping activity exposed more of the Phase 6 ore throughout the quarter. The ore processed during the fourth quarter of 2007 had lower grades and recoveries compared to the Phase 5 ore processed in the 2006 fourth quarter, resulting in a decline in material available for sale in the current year period. Average realized prices increased by $3.14 per pound in the 2007 fourth quarter compared to the same period in 2006. Operating expenses declined by $11.06 per pound in the 2007 fourth quarter as the fourth quarter of 2006 absorbed a non-cash purchase price adjustment of $48,324 in operating expenses related to a fair-value increase in inventory acquired with the purchase of Thompson Creek USA.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Endako Mine — Three Months Ended December 31, 2007 and 2006
Amounts presented in the table below represent the Corporation’s 75% share of the Endako Mine’s operations.

	2007	2006
Operations
Mined (000’s ore tonnes)	1,621	1,320
Milled (000’s tonnes)	1,549	1,129
Grade (% molybdenum)	0.06	0.06
Recovery (%)	68.7	75.7
Molybdenum production (000’s lb)	1,490	1,373
Molybdenum sold (000’s lb)	1,707	1,745
Realized price ($/lb)	$31.03	$24.23
Cash operating expenses ($/lb) [1]	$9.25	$6.99

Financial
Molybdenum sales	$52,965	$42,275

Operating expenses	15,793	32,801
Selling and marketing	542	842
Depreciation, depletion and amortization	2,910	1,450
Accretion	103	4

	19,348	35,097

Income from mining and processing	$33,617	$7,178

[1]	Excludes the effect of purchase price adjustments recorded on acquisition.
Molybdenum sold decreased by 38,000 pounds or 2% in the fourth quarter of 2007 over the comparable 2006 period. The decline occurred even though the Corporation owned Endako for the entire quarter in 2007 compared to only the post-acquisition period in 2006. While actual molybdenum production increased in the fourth quarter of 2007, it was less than planned. A rock slide occurred on the south wall of the Endako Pit in November 2007, requiring ore to be sourced from stockpiles and the Denak Pit rather than the Endako Pit. Due to the slide and also as a result of lower than expected ore grade and recovery rate, and difficulty in feeding wet, frozen ore into the mill in December, ore tonnage processed in that month was reduced. Realized prices were $6.80 per pound greater in the 2007 fourth quarter compared to the fourth quarter of 2006. Operating expenses were $9.55 per pound lower in the fourth quarter of 2007 as the 2006 fourth quarter absorbed a non-cash accounting charge of $20,608 in operating expenses for a fair-value increase in inventory acquired with the purchase of Thompson Creek USA.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Other Operations — Three Months Ended December 31, 2007 and 2006

	2007	2006
Operations
Molybdenum sold from purchased concentrate (000’s lb)	3,066	1,463
Realized price on molybdenum sold from purchased concentrate ($/lb)	$31.86	$26.53
Toll roasted molybdenum (000’s lb)	2,253	1,999
Roasted metal products processed (000’s lb)	8,150	5,682

Financial
Molybdenum sales	$97,686	$38,818
Tolling and calcining	4,589	3,167

	102,275	41,985

Operating expenses	101,826	40,001
Selling and marketing	642	145
Depreciation, depletion and amortization	2,283	1,812

	104,751	41,958

Income (loss) from mining and processing	$(2,476)	$27

Molybdenum sold from purchased concentrates, toll roasted molybdenum and roasted metal products processed increased by 110%, 13% and 5%, respectively, as a result of the Corporation owning the Langeloth facility for the entire fourth quarter in 2007 compared to only the post-acquisition period in the fourth quarter of 2006. Molybdenum sold from purchased concentrates increased significantly in the 2007 fourth quarter in order to meet customer demand and to offset the decline in molybdenum concentrate deliveries from the Thompson Creek Mine due to lower production at that operation.
Critical Accounting Estimates
In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting assumptions affect the consolidated financial statements materially and require a significant level of judgement by management. There is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.
Purchase Price Allocation
Business acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value at the time of the acquisition. The determination of fair value requires management to make assumptions and estimates about future events which require a high degree of judgment including estimates of mineral reserves acquired, future molybdenum prices and discount rates. Changes in any of the assumptions or estimates used in the fair value determination could materially impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Goodwill and Goodwill Impairment
Goodwill arising from business combinations is allocated to reporting units by preparing estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Goodwill is tested for impairment on an annual basis or when circumstances indicate that the value may have become impaired. This assessment includes a comparison of the carrying value and fair value of each reporting unit to determine whether the fair value exceeds its carrying value. If the carrying value exceeds the fair value a more detailed goodwill impairment assessment would have to be undertaken. In determining fair value, management must exercise judgment and make assumptions and different judgments and assumptions could affect the determination of fair value and any resulting impairment write-down.
At December 31, 2007, each reporting unit’s estimated fair value was greater than its carrying value. However, the timing and amount of future goodwill impairment charges is difficult to determine and may be impacted by molybdenum prices, the timing and future value of additions to proven and probable mineral reserves, operating costs, level of capital expenditures and currency exchange, discount and interest rates.
Depreciation, Depletion and Amortization
Plant, facilities and machinery used directly in mining operations are amortized using the units-of-production method over the estimated life of the ore body based on recoverable pounds to be mined from estimated proven and probable mineral reserves. Mobile and other equipment are depreciated on a straight-line basis over the shorter of their estimated useful life and the life of the mine.
The estimate that most significantly affects the unit of production rate is the quantities of proven and probable molybdenum mineral reserves. The estimation of the extent of mineral reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimate of long term molybdenum prices and future costs. This data could change over time as a result of numerous factors including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Significant judgment is involved in the reserve estimates and actual results may differ significantly from current assumptions.
Property, Plant and Equipment
The Corporation reviews and evaluates the carrying value of its operating mines and development properties for impairment when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.
An impairment loss is measured and recorded when the carrying amount exceeds the estimated future undiscounted cash flows. These future cash flows are developed using assumptions that reflect the long-term operating plans for an asset given management’s best estimate of the most probable set of economic conditions. At December 31, 2007, it is management’s view based on assumptions that management believes to be reasonable that there is no impairment in the carrying value of property plant and equipment. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future write-downs.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Asset Retirement Obligations
Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Corporation will incur to complete the work required to comply with existing laws and regulation at each mining operation. Actual costs may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.
Income and Mining Taxes
The determination of the Corporation’s tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Corporation is subject to assessments by various taxation authorities which may interpret tax legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Corporation provides for such differences where known based on management’s best estimate of the probable outcome of these matters.
Recent Changes in Accounting Pronouncements
Financial Instruments, Hedges and Comprehensive Income
Effective January 1, 2007, the Corporation adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants (“CICA”), including Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments — Recognition and Measurement” and Section 3865, “Hedges”.
(a)	Financial Instruments – Recognition and Measurement

Under this new standard, all financial instruments are classified as one of the following: held-to-maturity investments, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.

Effective January 1, 2007, the Corporation’s cash, cash equivalents and reclamation deposits have been classified as available for sale investments and are recorded at fair value on the balance sheet.

All derivative instruments are recorded on the consolidated balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income. In accordance with the standard’s transitional provisions, the Corporation recognizes as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
All other financial instruments are recorded at amortized cost, subject to impairment reviews. The criteria for assessing an other-than-temporary impairment remain unchanged. Transaction costs incurred to acquire or issue financial instruments are included in the carrying amount of the relevant financial instrument.

(b)	Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. The Corporation has not designated any agreements as hedges.

(c)	Comprehensive Income

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the Corporation’s consolidated financial statements effective 2007. The balance in accumulated other comprehensive income at December 31, 2007 relates entirely to unrealized foreign exchange gains on translation of self-sustaining foreign operations.
Stripping Costs Incurred in the Production Phase of a Mining Operation
Effective January 1, 2007, the Corporation adopted the new recommendations of the CICA Emerging Issues Committee Abstract No. 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). EIC-160 clarifies the treatment of costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation and requires that these costs be charged to income in the period in which they are incurred, except when the costs represent a betterment to the mineral property. Costs represent a betterment to the mineral property when the stripping activity provides access to mineral reserves that will be produced in future periods that would not have been accessible without the stripping activity. When costs are deferred in relation to a betterment, the costs are amortized over the mineral reserves accessed by the stripping activity using the units of production method. Adoption of this standard had no impact on the Corporation’s previously reported results.
Accounting Changes
Effective January 1, 2007, the Corporation adopted the revised CICA Handbook Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Corporation has not made any voluntary change in accounting principles since the adoption of the revised standard.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Accounting Policy Developments
Convergence with International Financial Reporting Standards
The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Corporation’s consolidated financial statements is not yet determinable.
Inventories
In June 2007, the CICA released Handbook Section 3031, “Inventories”, which replaces the existing Section 3030 “Inventories”. This standard introduces changes to the measurement and disclosure of inventory and converges with IFRS. Key requirements of this standard include that: inventories be measured at the lower of cost and net realizable value; the allocation of overhead be based on normal capacity; the use of the specific cost method for items that are not normally interchangeable or produced for specific purposes; the use of a consistent cost formula for inventory of similar nature and use; and the reversal of previous write-downs of inventory to net realizable value when there has been a subsequent increase in the value of this inventory. Disclosure requirements include the Corporation’s policies, inventory carrying amounts, amounts recognized as an expense, write-downs and subsequent reversals of write-downs. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Corporation is currently assessing the impact that the adoption of this standard will have on its consolidated financial statements.
Financial Instruments – Disclosure and Presentation
In March 2007, the CICA released Handbook Section 3862, “Financial Instruments – Disclosure”, and Handbook Section 3863, “Financial Instruments – Presentation” to replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”. The new financial statement disclosure requirements of Section 3862 are to enable users to evaluate the significance of financial instruments on the Corporation’s financial position and performance, the nature and extent of risks arising from financial instruments the Corporation is exposed to during the reporting period and as at the balance sheet date, and how the Corporation is managing those risks. Section 3863 carries forward, unchanged, the presentation requirements of existing Section 3861 to enhance user’s understanding of the significance of financial instruments to the Corporation’s financial position, performance and cash flows. These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.
Capital Disclosures
In December 2006, the CICA released Handbook Section 1535, “Capital Disclosures”. The objective of the new financial statement disclosure requirements of Section 1535 is to enable users to evaluate the Corporation’s objectives, policies and processes for managing capital. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Goodwill and Intangible Assets
In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009. The Corporation is currently assessing the impact that the adoption of this standard will have on its consolidated financial statements.
Outstanding Share Data
Common shares and convertible securities outstanding at March 13, 2008 were:

			Common Shares
		Exercise Price	on Exercise
Security	Expiry Dates	(Cdn$)	(000’s)
Common shares			113,484
Warrants	October 23, 2011	$9.00	24,506
Share options	August 11, 2010 to December 6, 2012	$0.60 to $23.93	7,376

			145,366

Controls and Procedures
Disclosure Controls and Procedures
The Corporation’s management has evaluated the effectiveness of the Corporation’s disclosure controls and procedures. Based upon the results of that evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Corporation’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Corporation in the reports it files, and the transactions that are recorded, processed, summarized and reported, within the appropriate time periods and forms.
Internal Controls over Financial Reporting
The Corporation’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of management, the Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Corporation’s controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the annual financial statements or interim financial statements.
In making its assessment of the Corporation’s design of internal control over financial reporting as of December 31, 2007, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). For purposes of management’s evaluation, any significant deficiency, or a combination of significant deficiencies, that resulted in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected in a timely basis by management or employees in the normal course of performing their assigned functions, have been reported to the Audit Committee of the Board.
There have been significant changes in the Corporation’s internal control over financial reporting during the Corporation’s year ended December 31, 2007 that have materially affected the Corporation’s internal control environment.
Among the more significant events affecting internal control over financial reporting was the acquisition of the formerly privately-held Thompson Creek USA and the transformation of the Corporation from a development company to a multi-operations mining company. These changes have resulted in an evolution and formalization of the internal control and regulatory reporting environment within the Corporation.
During management’s review and evaluation of the design of the internal controls over financial reporting, management concluded that significant deficiencies existed within the internal control environment as a result of the changes described above. These significant deficiencies included:
•	the lack of effective segregation of duties where responsibilities for the preparation, entry and approval of accounting transactions were shared at some of the mine operations;

•	the lack of standardized, formal policies and procedures around the financial closing and reporting of financial results; and

•	The lack of formal evidence of management oversight and review of financial information.
Limitations of Controls and Procedures
The Corporation’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
Forward-Looking Information
Certain statements in this Management’s Discussion and Analysis of financial condition and results of operations contain “forward-looking statements” within the meaning of applicable Canadian securities legislation, which reflects management’s expectations regarding the Corporation’s future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements can be identified by the use of words such as “expects”, “plans”, “will”, “believe”, “estimates”, “intends”, “may”, “bodes”, and other words of similar meaning. Should known or unknown risks or uncertainties materialize, or should management’s assumptions prove inaccurate, actual results could vary materially from those anticipated. Many factors could cause results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on key suppliers, economic conditions, competition, regulatory change, molybdenum and other commodity prices, foreign exchange rates, interest rates, change in project parameters as plans continue to be refined, possible variations of ore grade, failure of plant, equipment or processes to operate as anticipated, and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Narrative Description of Business – Risks Factors” of the Corporation’s Annual Information Form for the year ended December 31, 2007 to be filed with the securities regulatory authorities in Canada. Although the forward-looking statements are based on what management believes to be reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this report, and the Corporation does not assume any obligation to update or revise them to reflect new events or circumstances. Accordingly, readers should not place undue reliance on forward-looking statements.
March 13, 2008